May 20, 2019

Stuart Spence
Chief Financial Officer
MCDERMOTT INTERNATIONAL INC
757 N. Eldridge Parkway
Houston, Texas 77079

       Re: MCDERMOTT INTERNATIONAL INC
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           Form 8-K filed April 29, 2019
           Response filed May 2, 2019
           File No. 001-08430

Dear Mr. Spence:

        We have reviewed your May 2, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 29, 2019

Reconciliation of Non-GAAP Financial Measures, page 17

1.    Please tell us why you did not include an adjustment for your non-GAAP measure,
      adjusted net income, to exclude the $16 million tax benefit from a favorable court ruling on tax matters. Please refer to Question 100.03 of the updated Non-GAAP Compliance and Disclosure Interpretations.
        You may contact Tracey Houser, Staff Accountant, at 202-551-3736, or Terence
O'Brien, Accounting Branch Chief, at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.
 Stuart Spence
MCDERMOTT INTERNATIONAL INC
May 20, 2019
Page 2
                                              Sincerely,
FirstName LastNameStuart Spence
                                         Division of Corporation Finance
Comapany NameMCDERMOTT INTERNATIONAL INC
                                         Office of Manufacturing and
May 20, 2019 Page 2                      Construction
FirstName LastName